Exhibit 99.2
ANNUAL GENERAL MEETING 2008
CHAIRMAN’S ADDRESS
21 November 2008
Ladies and Gentlemen,
The 2008 financial year and the current financial year thus far, have been the most remarkable in the history of your Company. Fiscal 2008 saw record commodity prices and record profitability for the combined Sims Metal Management group. Today, however, in the light of extraordinary volatility and declines in commodity prices more dramatic than the earlier increases, we face one of the most challenging periods of our corporate lifetimes.
The 2008 financial year was the most successful in your Company’s history.
The Company achieved a record financial result, with net profit after tax of $433 million, up 81% on the previous year and sales revenue up 38% to $7.7 billion. The result was achieved through sales of 11.7 million tonnes of material, up 22% on the previous year.
Earnings per share at 306 cents represented a 60% increase on the previous year, and the directors determined that a final dividend of 75 cents per share, comprising an ordinary dividend of 65 cents per share and a special dividend of 10 cents per share (both 23% franked) be paid, providing shareholders with a 2008 financial year total dividend of 130 cents per share (35% franked), up 8% on the previous year.
Sims Recycling Solutions again delivered a strong and growing contribution to revenue and profits in fiscal 2008. EBIT of $90 million was up 38% on fiscal 2007, and sales revenue was $559 million, up 29%. This is a tremendous achievement from a business which was only launched in 2003.
An interesting fact is that Sims was the 8th best performer in the ASX 100 in fiscal 2008, with a total return (including dividends) of 61.7% – a shining light in an otherwise bleak year where the index return was negative 16.3%. Further, compared to a group of its industry peers, including OneSteel and Bluescope Steel, Sims ranked number one for Total Shareholder Return in the 15 or so month period from 1 July 2007 up until when notice of this meeting was mailed to shareholders in mid October 2008.

So, notwithstanding the decline in markets that has occurred subsequent to the end of the fiscal year, it is important that we are able to reflect positively on our achievements during fiscal 2008.
Moreover, we should not lose sight of the success of the Company’s growth strategy over the past few years. In a recent Boston Consulting Group analysis, Sims was ranked number 17 of the top quartile performers on the ASX 100 based on the five year Total Shareholder Return of those companies from calendar years 2002-2007, with a weighted average 35% pa return over that period.
I would now like to say a few words about the merger with US-based Metal Management, Inc. Without doubt, this was the most significant event during the year. I am pleased to report that the merger was successfully completed, and the integration of the two businesses has now been finalized. It has seamlessly consolidated our position as the world’s largest listed metal recycling Company, with the largest metals recycling business in North America.
Of course, the merger has brought with it significant change to your Company. Our head office is now based in New York, with our operational headquarters in Chicago. Our Group Chief Executive Officer, Dan Dienst, and our Group Chief Financial Officer, Rob Larry, are both based in North America, where a very large percentage of the earnings of the combined business are now being generated. It is anticipated that most of the future growth opportunities for the combined business will be in North America. You will hear a little later from our North American based Non-Executive directors who were appointed during the year and are standing for re-election today. Each brings unique skills and international experience to your Board.
You will also be asked later in the meeting to vote on a special resolution to effect a change in the name of your Company to Sims Metal Management Limited, a name that represents a combined industry leader, well recognised in the international arena that we now operate in.
Before we move to the Group Chief Executive Officer’s address and the formal business of today’s meeting, it would be remiss of me not to acknowledge the tremendous contribution of our Executive Director, Finance & Strategy, Ross Cunningham, who retires at the conclusion of this meeting. Ross joined the Company in 1967 and held various senior positions in Australia and South-East Asia over the course of more than 40 years service to Sims. He was appointed an Executive Director in 1984, and was a Board member of Simsmetal Limited when it floated on the ASX in 1991. Ross has been an integral part of the Company as it aggressively expanded its presence international, as well as keeping a watchful eye on the Group’s finances. On behalf of the Board and, I’m sure, all shareholders here today, I would like to thank Ross for his significant contribution, and wish him well in his retirement.

I would also like to take this opportunity to thank John Di Lacqua, who was appointed a Non-Executive Director of the Company at the time of the merger with Metal Management, for his contribution thereafter. As part of the Board arrangements put in place at that time, John elected not to stand for re-election today.
I am very pleased to announce today the decision of the Board to appoint Paul Varello as deputy Chairman of your Company. Congratulations Paul.
Finally, I would like to thank all of the Company’s executives for their tremendous efforts throughout what was a very busy and eventful year. All employees, past and present, can be justifiably proud of what they have achieved personally and for all shareholders.
You can take great comfort from the fact that the Company’s strategy, and management’s execution of that strategy, has positioned your Company well to not only survive the present crisis, but, in fact, take advantage of the opportunities that will doubtlessly present themselves when markets inevitably recover. The Group has loan facilities totalling over A$1.2 billion, of which only approximately one third (net of cash) is currently being utilized. Facility renewal dates vary from 1 August to 31 December 2009, and we are confident of being able to renew sufficient facilities to meet our future requirements.
I now ask Mr Daniel Dienst, your Group Chief Executive Officer, to address you.

ANNUAL GENERAL MEETING 2008
GROUP CHIEF EXECUTIVE OFFICER’S ADDRESS
21 November 2008
Good Morning Everyone,
Thank you for attending today. It’s truly an honour to be here this morning.
I want to offer an especially warm welcome to all of the employee shareholders in attendance today. Your talent, hard work and dedication to working safely are the cornerstone of value creation for all of our Company’s stakeholders. We appreciate the support of all of our investors, but I want to especially thank the employees in attendance today for all that you do for Sims Metal Management.
Fiscal 2008 – MM Merger & Financial and Operational Overview
The Chairman has already recapped some of the highlights of our remarkable 2008 fiscal year, but I’d like to take a moment to put some of our accomplishments in context and to offer some additional detail.
The most notable strategic accomplishment of the past fiscal year – and the reason I am here today – was the merger of Sims and Metal Management. Never in the history of the recycling business has the world seen a company like Sims Metal Management. We successfully completed the integration of the businesses in fiscal 2009 and are focused on maximizing synergies. I want to emphasize that the integration was seamless because of our highly complementary operations and closely aligned cultures. Once again, we want to thank the men and women of this Company for their extraordinary efforts in bringing our businesses together.
We have adopted a new brand identity representing the combined strength of two industry leaders with common cultures and a common vision for the future. As the Chairman just mentioned, and as part of today’s meeting, you will be asked to formally approve our Company’s new name, Sims Metal Management Limited.

SA Recycling, our joint venture in Southern California which was established in the first half of fiscal 2008 and, on its own, one of the largest recycling companies in North America, has already delivered significant value. The JV acquired Pacific Coast Recycling in L.A. during fiscal 2008, further expanding its impressive footprint in the Western United States and, more recently, acquired a 70% interest in Silver Dollar Recycling, Las Vegas, Nevada. I would like to acknowledge the presence in the audience today of George Adams, the CEO of SA Recycling, and his lovely wife Joan.
In addition, the Company also completed eight smaller, but strategically important, acquisitions in fiscal 2008.
As a result of this prudent growth strategy, today we are the world’s and North America’s largest metals and electronics recycler, trading over 16 million tonnes annually. With revenues of over A$10 billion based on fiscal 2008 results, we serve over 240 locations in 20 countries across 4 continents and employ 7,500 individuals. Going forward, we will maintain our discipline and further build on our market leading position only when we identify compelling opportunities that meet our stringent criteria.
Let’s now turn to a topic of particular importance to us – the safety and well being of our valued employees.
Safety
Looking out for the health and wellness of Sims Metal Management’s employees is our number one priority, and we are pleased with our progress over the past year. While we did see a rise in the overall number of incidents due to the larger headcount occasioned by the merger, we achieved a marked reduction in the frequency injury rate – the true measure – compared to the previous year.
After recording slight increases in the Lost Time Injury Frequency Rate in fiscal years 2006 and 2007, we are pleased to report that the Lost Time Injury Frequency Rate was down to 5.6 from 6.5 in the previous year. Additionally, the medically treated injury frequency rate was also lower, falling from 31.5 in the fiscal year 2007, to 25.2.
While remarkable progress has been made over the past few years and we are industry leading, safety is one area where we must strive for perfection. As you may know, our Company experienced two tragic losses of life this year – one in our European metal recycling business and one in our SRS business.
To help drive us from industry leading to “world class”, we have engaged DuPont Safety Resources to undertake an extensive health and safety review of our metal recycling operations in Europe and North America, and SRS globally. Safety is our number one priority, and we will continue to strive for an accident free workplace.

Environmental Stewardship
Now let’s talk a little about our Company’s commitment to environmental responsibility.
We hear a lot about sustainability today, but at Sims Metal Management it’s more than just a buzz word. The benefits of recycling – both economic and environmental – are real, creating a powerful business opportunity for our Company to create value while at the same time advancing the shared societal objective of protecting our planet. Sims Metal Management is committed to this vision and we are confident that by continuing to execute on our strategic plan we can achieve these twin objectives.
As a recycling company, being “green” is part of our DNA. Still, there’s more to environmental responsibility than just recycling – it’s about recycling the right way.
Recycling done right reduces energy consumption and carbon emissions, helping to preserve natural resources and reducing pollution and waste. By recycling 11 million tons of ferrous scrap metal last year, and by recycling non ferrous scrap, plastics and electronics, we are making a real difference. The use of this secondary raw material by steel mills around the world avoided the emission of 23.5 million tonnes of CO2 to the atmosphere compared with the use of virgin ore in primary steel production.
Our operations not only help deter energy use and the resultant pollution, but they also create a market for materials that would otherwise blight our streets or end up in our landfills. As we expand our scale and scope in the years ahead, we look forward to building on our Company’s strong reputation for environmental responsibility and sustainable business practices.
Not only is recycling the right thing to do, but we are being increasingly recognised in the commercial arena as well. By way of example, a few days ago the City of New York gave final approval and signed and stamped the 20-year contract for Sims Metal Management to provide municipal recycling services to the City.
Capital Management
Now let’s turn to our thoughts on the management of capital entrusted to us by our shareholders. A strong balance sheet has been a hallmark of Sims Metal Management, and maintaining our industry leadership position includes keeping a conservative debt to total capital ratio, currently at approximately 10%. We believe the Company’s conservative capital structure has been validated and will serve us well, especially in weathering the current economic climate, and also to seize upon compelling business opportunities as and if they arise.
With our financial strength, comes great responsibility – and decisions about how to deploy shareholders’ capital are among the most important for our

Company. At Sims Metal Management, our solid financial position and simple capital structure provide us with the flexibility to invest in our own operations, pursue acquisitions, pay dividends – regular and/or special – even during times like these when market conditions are temporarily dampening the operating environment. By maintaining our discipline – in inventory management, operating expenses and in our ongoing capital investments – we will emerge from this challenging time even better positioned for further success and value creation.
Outlook
So, let me now talk about the outlook for the rest of this calendar year, the remainder of the first half of fiscal 2009. As you may know, global raw material prices reached a peak earlier this year and have fallen precipitously – in tandem with the declining value of nearly all commodities – due to the economic slowdown and liquidity crisis that has affected countries around the world. Consumers have significantly reduced, and in some cases completely halted, scrap procurement. Of course, this will adversely affect our Company’s financial performance in the near-term.
Despite ongoing volatility, and provided there is no further material deterioration in commodity prices and further constraints on customer liquidity, we expect a Net Profit after Tax in the fiscal 2009 first half of between A$120 – 140 million, taking into consideration additional inventory adjustments and other provisions of approximately A$50 million pre tax.
Despite these stark realities, liquidity has returned to the ferrous markets in the last ten to fourteen days and prices have risen by US$120 -150 per ton, depending on grade and market, and we are well off the recent lows. The non ferrous markets are once again liquid, albeit at lower trading levels.
While I’m somewhat disappointed that we don’t have a brighter outlook – especially at my first AGM before you as the Company’s CEO – we remain highly confident about this Company’s ability to create significant value for investors over the long-term. We want to emphasize again that Sims Metal Management is poised to capitalize on market opportunities and emerge from this trough in the cycle as an even stronger and more robust leader. In fiscal 2009 we move forward, globally, as one unified Company called Sims Metal Management with a clear undertaking to solidify our leadership position in the metals and electronic recycling universe. We will do so as one company, armed with ample liquidity, keenly focussed on safety, profitability, and with respect for the environment and the communities we operate in.
In closing, I want to thank you – the owners of Sims Metal Management – for your continued interest and confidence in our Company. I know that I speak on behalf of the 7,500 talented employees of the Company and its affiliates in promising that we will be unrelenting in our commitment to maximizing the value of your investment.